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George R. Bason, Jr.

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4340 tel 212 701 5184 fax george.bason@davispolk.com

April 14, 2020

Re:	Hugoton Royalty Trust

Schedule TO-T

Filed April 1, 2020 by XTO Energy Inc.

File No. 5-56403

Mr. Perry J. Hindin

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Dear Mr. Hindin:

This letter responds to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated April 8, 2020 (the “Comment Letter”) regarding the above-referenced Schedule TO-T of XTO Energy Inc. (the “Offeror”) filed on April 1, 2020 (the “Schedule TO”). In conjunction with this letter, the Offeror is filing via EDGAR, for review by the Staff, Amendment No. 1 to the Schedule TO (“Amendment No. 1”).

Please find enclosed three copies of Amendment No. 1. The changes reflected in Amendment No. 1 include those made in response to the comments of the Staff in the Comment Letter. The responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter. For your convenience, we have also included the text of the applicable comment in the Comment Letter in bold immediately before each response. All defined terms in this letter have the same meaning as in the Offer to Purchase filed as an exhibit to the Schedule TO (the “Offer to Purchase”), unless otherwise indicated.

Offer to Purchase

1.

Please provide us with a legal analysis explaining why Exchange Act Rule 13e-3 is inapplicable. In your response, please address why the bidder should not be considered an “affiliate,” as defined in Exchange Act Rule 13e-3(a)(1), given the disclosure in the last paragraph on page 1, in the second paragraph following the caption “General” on page 19 and in the last paragraph on page 26, and the definition of “control,” as defined in Rule 12b-2 to include “the possession…of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of securities, by contract or otherwise” (emphasis added).

We respectfully advise the Staff that Rule 13e-3 is inapplicable to the Offer because (i) the Offer is not one of the types of transactions contemplated by Rule 13e-3(a)(3)(i) and (ii) the Offer does not have a reasonable likelihood or a purpose of producing one of the effects described in Rule 13e-3(a)(3)(ii).

The Offer is not one of the types of transactions contemplated by Rule 13e-3(a)(3)(i).

Rule 13e-3(a)(3) defines a “Rule 13e-3 transaction” as any transaction or series of transactions involving one or more of the transactions described in Rule 13e-3(a)(3)(i) that has either a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the effects described in Rule 13e-3(a)(ii). The transactions described in Rule 13e-3(a)(3)(i) are: (A) a purchase of any equity security by the issuer of such security or by an affiliate of such issuer; (B) a tender offer or request or invitation for tenders of any equity security made by the issuer of such class of securities or by an affiliate of such issuer; or (C) a solicitation subject to Regulation 14A, or a distribution subject to Regulation 14C, by the issuer or by an affiliate of such issuer, in connection with certain transactions between the issuer and its affiliate.

First, the Offeror is not the issuer of the Units. While Cross Timbers Oil Company, a predecessor to the Offeror, was named as a co-registrant on the Trust’s Registration Statement No. 333-68441 on Form S-1 filed with the Commission on December 4, 1998, and the Offeror’s parent company, ExxonMobil, signs, alongside the Trustee, the SEC filings of the Trust, it is the Offeror’s understanding that these practices resulted from a historical relationship that is no longer applicable. Specifically, because Cross Timbers Oil Company sought to grant options to certain of its executive officers to purchase a portion of the Units retained by Cross Timbers Oil Company after the initial public offering of the Units, it is the Offeror’s understanding that Cross Timbers Oil Company agreed to be a co-registrant on the Trust’s Registration Statement and thereafter co-sign the Trust’s SEC filings. In May 2006, the Offeror distributed all of the remaining Units owned by the Offeror as a dividend to the Offeror’s common stockholders at the time. On June 25, 2010, the Offeror became a wholly owned subsidiary of ExxonMobil. Neither the Offeror nor ExxonMobil is currently a unitholder of the Trust. While ExxonMobil, as the parent of the Offeror, has continued the practice of co-signing the Trust’s SEC filings, the Offeror does not believe ExxonMobil is required to do so, and for purposes of the Exchange Act, the Offeror is not an issuer of the Units.

Second, the Offeror is also not an affiliate of the Trust under Rule 13e-3(a)(1), which defines “affiliate” of the issuer as “a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer.” Although (i) the Offeror owns and operates the properties underlying the Net Profits Interests, the sole non-cash asset of the Trust other than certain short-term investments, and (ii) the Offeror is contractually obligated under the Trust Indenture to prepare the Trust’s statements of revenues and direct operating expenses and the “Trustee’s Discussion and Analysis of Financial Condition and Results of Operations” section of the Trust’s annual report on Form 10-K, the Trust itself is an independent royalty trust that is managed entirely by the Trustee, Simmons Bank. The Trustee’s duties include taking any action it deems necessary or advisable to best achieve the purpose of the Trust, subject to certain limitations set forth in the Trust Indenture. In particular, the Trustee is permitted to, subject to certain limitations in the Trust Indenture, (x) borrow funds, (y) grant a security interest in the assets of the Trust (including the Net Profits Interests) and (z) sell all or a material portion of the Trust’s assets (including the Net Profits Interests), in each case, without any obligation to notify, or receive consent from, the Offeror. As an additional example of the Trustee’s independence, the Trustee has submitted two demands for arbitration against the Offeror over disputes involving the calculation of net proceeds, as more fully described in “Section 8—Certain Information Concerning the Trust—Arbitrations.” Furthermore, as noted above, neither the Offeror nor ExxonMobil is currently a unitholder of the Trust. Therefore, while a predecessor of the Offeror was integral to the establishment of the Trust and the Offeror regularly interacts and communicates with the Trust and the Trustee regarding the Net Profits Interests, the Offeror does not have any voting rights in the Trust or any ability to assert any control over the management or policies of the Trust. Since the Offeror is not the issuer of the Units or an affiliate of the Trust, we respectfully submit that the Offer does not fall within the purview of the transactions listed in Rule 13e-3(a)(3)(i).

The Offer does not have a reasonable likelihood or a purpose of producing one of the effects described in Rule 13e-3(a)(3)(ii)

The effects described in Rule 13e-3(a)(ii) are: (A) causing any class of equity securities of the issuer which is subject to Section 12(g) or Section 15(d) to become eligible for termination of registration under Rule 12g-4, or causing the reporting obligations with respect to such class to become eligible for suspension under Rule 12h-3 or Section 15(d); or (B) causing any class of equity securities of the issuer which is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association.

Although the Trust may have fewer than 300 holders of record of Units as a result of the consummation of the Offer, we respectfully submit that the Units would not become eligible for termination of registration under Rule 12g-4 and the reporting obligations with respect to the Units would not become eligible for suspension under Rule 12h-3 because the Trustee is nonetheless contractually obligated under the Trust Indenture to take all actions necessary for the Units to remain registered under the Exchange Act.1 In other words, regardless of the number of record holders of Units, the Trustee is not eligible or permitted to terminate the Exchange Act registration of the Units or the Trust’s reporting obligations.

The Units trade on the OTCQX, which is not a national securities exchange. The Units are listed for quotation on the OTC Bulletin Board, which, according to the Commission’s guidance, is not an inter-dealer quotation system of a registered national securities association. See Commission’s Compliance and Disclosure Interpretations, Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3, Section 104, Question 104.03 (January 26, 2009). Since the Trust will not become eligible to terminate the Exchange Act registration of the Units or suspend its reporting obligations, and the Units are not traded on a national securities exchange or listed for quotation on an inter-dealer quotation system of a registered national securities association, we respectfully submit that the Offer does not have a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the effects described in Rule 13e-3(a)(3)(ii)(A)-(B).

Conditions of the Offer, page 35

2.

Refer to conditions A and C. A tender offer may be conditioned on a variety of events and circumstances, provided that such conditions are drafted with sufficient specificity to allow for objective verification that such conditions have been satisfied and to prevent the Offeror from asserting such conditions at any time for any reason. To the extent a bidder reserves the right to assert an offer condition based upon its “sole judgment” or its own action or inaction, without a reasonableness or materiality qualifier, the tender offer could be viewed as illusory and thus in contravention of Exchange Act section 14(e). Please revise these conditions to remove such implication.

The Offeror respectfully acknowledges awareness of the Staff’s position in this regard without necessarily agreeing with that position, and in response to the Staff’s comment, the Offeror has revised the phrase “sole judgment” in subclause (A) and subclause (C) of the second sentence of Section 15 (“Conditions to the Offer”) of the Offer to Purchase as follows: “reasonable judgment.”

3.

Refer to the preceding comment. The disclosure in conditions A. and B. include the language that “there shall be threatened…any action or proceeding…” and “any change…shall be threatened…” With a view towards disclosure, please advise what is meant by the term “threatened” and how it may be objectively determinable.

In response to the Staff’s comment, the Offeror has added “in writing” after the word “threatened” in subclause (A) and subclause (B) of the second sentence of Section 15 (“Conditions to the Offer”) of the Offer to Purchase.

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Specifically, Section 3.16(d) of the Trust Indenture provides that “…the Trustee, on behalf of the Trust, shall cause the Trust to comply with all of the rules, orders and regulations of the SEC, such exchange or the NASDAQ, and take all such other actions necessary for the Units to remain so registered, listed or admitted for quotation until the Trust is terminated.”

4.

While the Offer may be conditioned on any number of objective and clearly-described conditions, reserving the right to terminate the Offer “regardless of the circumstances (including any action or inaction by the Offeror or any of its affiliates) giving rise to any such condition…” potentially renders the Offer illusory because the action or inaction of the Offeror or its affiliates could serve as justification for terminating the Offer. To avoid the Offer potentially constituting an illusory offer in contravention of section 14(e), please revise to remove the implication that the offer conditions may be triggered by action or inaction of the Offeror or any its affiliates.

In response to the Staff’s comment, the Offeror has deleted “(including any action or inaction by the Offeror or any of its affiliates)” from the second sentence of Section 15 (“Conditions to the Offer”) of the Offer to Purchase.

5.

We note the following statement: “The failure by the Offeror at any time to exercise its rights under any of the foregoing conditions shall not be deemed a waiver of any such rights and each such right shall be deemed an ongoing right which may be asserted at any time or from time to time.” This language suggests that if a condition is triggered and the Offeror fails to assert the condition, the Offeror will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and the Offeror decides to proceed with the Offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the Offer, the Offeror may be required to extend the Offer and recirculate new disclosure to security holders. Please confirm the Offeror’s understanding that if an Offer condition is triggered, the Offeror will notify shareholders whether or not it has waived such condition. In addition, when an Offer condition is triggered by events that occur during the Offer period and before the expiration of the Offer, the Offeror should inform holders how it intends to proceed immediately, rather than waiting until the end of the Offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the Offeror’s understanding in your response letter.

The Offeror respectfully acknowledges awareness of the Staff’s position in this regard without necessarily agreeing with that position, and in response to the Staff’s comment, the Offeror has revised the penultimate sentence of Section 15 (“Conditions to the Offer”) of the Offer to Purchase as follows: “The failure by the Offeror at any time to exercise its rights under any of the foregoing conditions shall not be deemed a waiver of any such rights and each such right shall be deemed an ongoing right which may be asserted at any time or from time to time, in each case subject to the applicable rules and regulations of the SEC.”

6.

We note the following statement: “Any determination by the Offeror concerning the events described in this Section shall be final and binding on all parties.” Please revise this statement to include a qualifier indicating that holders are not foreclosed from challenging the Offeror’s determination in a court of competent jurisdiction.

In response to the Staff’s Comment, the Offeror has added the following at the end of the last sentence of Section 15 (“Conditions to the Offer”): “, subject to a unitholder’s right to challenge the Offeror’s determination in a court of competent jurisdiction.”

The Offeror acknowledges that (1) the Offeror is responsible for the adequacy and accuracy of the disclosure in its filings, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (3) the Offeror may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are grateful for your assistance in this matter. Please do not hesitate to call me at (212) 450-4340 with any questions you may have with respect to the foregoing.

Very truly yours,

/s/ George R. Bason, Jr.
George R. Bason, Jr.

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